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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/05 _____ AND ENDING _____ 12/31/05 _____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARP Research & Securities Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1515 La Belle Avenue
                                         (No. and Street)

| Towson | Maryland | 21204 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Baker   (410) 825-6600
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
                    (Name – if individual, state last, first, middle name)

| 201 International Circle, Suite 200 | Hunt Valley | Maryland | 21030 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 4 2006

THOMSON
FINANCIAL

RECEIVED
FEB 2 8 2006
209

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____William W. Baker_____ , swear (or affirm) that, to the best of

my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

_____GARP Research & Securities Company_____ , as

of _____December 31_____ , 20__05_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

EEVA M. PAKARINEN
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires September 27, 2006

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARP RESEARCH & SECURITIES COMPANY

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GARP Research & Securities Company

We have audited the accompanying statement of financial condition of GARP Research & Securities Company (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GARP Research & Securities Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2006

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash at bank	$ 238,566
Commissions receivable	16,995
Prepaid expenses	46,161
Total assets	$ 301,722

LIABILITIES

Accounts payable and accrued expenses	$ 119,766

STOCKHOLDER'S EQUITY

Common stock – $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	389,900
Retained earnings	(208,044)
Total stockholder's equity	181,956
Total liabilities and stockholder's equity	$ 301,722

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUE
Commissions	$1,133,221
Interest	3,171
Total revenue	1,136,392

EXPENSES
Clearing expenses	181,341
Payroll and related expenses	1,074,955
Employee benefits	114,241
Occupancy expenses	38,330
Insurance	8,168
Professional fees	12,416
Due and subscriptions	39,473
Travel	54,758
Rent	39,862
Communications	22,634
Regulatory fees and expenses	9,590
Interest expense	164
Other expenses	28,798
Total expenses	1,624,730
NET (LOSS)	$ (488,338)

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2004	$ 100	$ 89,900	$ 280,294	$ 370,294
Net (loss) for the year ended December 31, 2005	0	0	(488,338)	(488,338)
Capital contributions	0	300,000	0	300,000
Balances at December 31, 2005	$ 100	$389,900	$(208,044)	$ 181,956

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2005

Balance at December 31, 2004	$ 0
Increase (decrease)	0
Balance at December 31, 2005	$ 0

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows provided by operating activities	
Net loss	$(488,338)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Decrease in commissions receivable	161,845
Increase in prepaid expenses	(39,149)
Decrease in accounts payable	(119,827)
Net cash used in operating activities	(485,469)
Cash flows provided by financing activities	
Contributions from stockholder	300,000
Net cash provided by financing activities	300,000
Net decrease in cash	(185,469)
Cash at beginning of year	424,035
Cash at end of year	$ 238,566
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ 164

See accompanying notes.

Note 1.   ORGANIZATION

GARP Research & Securities Company (the "Company") was incorporated on December 11, 2002, under the laws of the state of Delaware and commenced operations on July 24, 2003. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers, Inc. (NASD). The Company does not hold funds or securities for customers and does not carry accounts of or for customers, but places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Company operates under the (k)(2)(ii) exempt provision of SEC Rule 15c3-3.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.   Method of Reporting

   The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Commission revenue and related clearing expenses are recognized on a trade date basis.

   B.   Income Taxes

   The Company has filed a Subchapter S election for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder in his individual return. The Company prepares U.S. and state information tax returns, and reports to the stockholder the Company's income and expenses.

Note 3.   OCCUPANCY COSTS PAID TO RELATED PARTIES

The Company shares office facilities with affiliates and paid $38,330 to an affiliate during 2005 for the use of these facilities.

Note 4.   AGREEMENT WITH CLEARING BROKER

The Company has entered into an agreement with a clearing broker which requires the maintenance of a minimum net capital of $50,000, and a ratio of aggregate indebtedness to net capital not to exceed 10 to 1. At December 31, 2005, the Company was in compliance with the terms of the agreement's net capital and ratio requirements.

Note 5.   CREDIT RISK

The Company has assets on deposit with one financial institution. In the event of the financial institution's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 6.   NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2005, the Company has net capital of $130,795, which is $122,811 in excess of its required net capital of $7,984. The Company's percentage of aggregate indebtedness to net capital is 92%.

Note 7.   OPERATING LEASE COMMITMENTS

The Company has two separate operating lease agreements for its operations. The lease for the Company's Nebraska office space commenced on January 1, 2005 and expired December 31, 2005. The lease was renewed for an additional year through December 31, 2006. The monthly rent is $750.

In March 2005, the Company became obligated under a noncancelable lease for its Maryland office space. The monthly base rent shall be increased by an amount equal to five percent annually beginning with the second year and each successive year thereafter during the term of the lease. The lease may be extended for one additional term of five years.

At December 31, 2005, the minimum rental payments due under these operating leases are as follows:

2006	$ 41,655
2007	38,221
2008	29,728
	$109,604

Total rent expense on these leases was $39,862 for the year ended December 31, 2005..

Note 8.   EMPLOYEE BENEFIT PLAN

The Company began contributing to a qualified 401(k) plan, effective January 10, 2005, covering all eligible employees, as defined in the plan document. The employees may make elective contributions of up to 15% of compensation and the Company will make matching contributions equal to 100% of the first 3% and 50% of the next 2% of the employee's elective deferrals. Contributions charged to expense were $38,093 for the year ended December 31, 2005.

Note 9.   INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

GARP RESEARCH & SECURITIES COMPANY

SUPPLEMENTARY INFORMATION

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Total stockholder's equity	$181,956
Add subordinated notes allowable in computation of net capital	0
Deduct items not allowable for net capital	
Non-allowable assets	(46,161)
Fidelity Bond	(5,000)
Net capital	$130,795
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 7,984
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$130,795
Minimum net capital requirement	7,984
Excess net capital	$122,811
Total aggregate indebtedness	$119,766
Percentage of aggregate indebtedness to net capital	92.00 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the GARP Research & Securities Company computation of net capital and required net capital from the December 31, 2005 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 25, 2006.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2005 is as follows:

Total liabilities	$119,766
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements	0
Aggregate indebtedness	$119,766

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2005

The Company does not file information in accordance with Rule 15c3-3 as it is an introducing broker which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, GARP Research & Securities Company claims the k(2)(ii) exemption in relation to Rule 15c3-3.

GARP RESEARCH & SECURITIES COMPANY

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2005

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
GARP Research & Securities Company

In planning and performing our audit of the financial statements and supplementary information of GARP Research & Securities Company (the Company), for the year ended December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

GARP Research & Securities Company

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur T. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2006